

Mail Stop 3561

August 14, 2017

Devin N. Wenig
President and Chief Executive Officer
eBay Inc.
2025 Hamilton Avenue
San Jose, CA 95125

     Re: eBay Inc.
            Form 10-K for the year ended December 31, 2016
            Filed February 6, 2017
            File No. 001-37713

Dear Mr. Wenig:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 15 – Income Taxes, page F-36

1. We note that during the fourth quarter of 2016, you began the process of realigning your legal structure to better reflect how you manage and operate your platforms and that you have achieved a substantial step-up in the tax basis of the intangible assets of your foreign eBay platforms. We further note that you recognized a tax benefit of $4.6 billion. We also note that in the first quarter of 2017, you achieved a step-up in the tax basis of the intangible assets of your foreign Classifieds platforms and recognized a tax benefit of $695 million and during the first half of 2017, you recognized a noncash income tax charge of $376 million caused by the foreign exchange remeasurement of the deferred tax asset related to the ongoing realignment of your legal structure.   Please explain to us in further detail the changes that you made to your legal structure that allowed for these step-ups in tax basis. Please also explain to us in further detail how you determined the appropriate accounting treatment citing authoritative GAAP guidance,

including how you determined it was appropriate to record the impact of these deferred tax assets in the income statement. Please also address your accounting for the remeasurement of the deferred tax assets and the related income tax charge.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products